Spongetech Delivery Systems, Inc.
                  The Empire State Building, 350 Fifth Avenue,
                      Suite 2204, New York, New York 10118
                                 (212) 594-4175



                                        April 11, 2006


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

      Attention: John Reynolds, Assistant Director,
                   Office of Emerging Growth Companies
                 Pamela Howell, Attorney
                 Susann Reilly, Attorney
                 Terence O'Brien, Accountant

      Re:        Spongetech Delivery Systems, Inc.
                 Registration Statement on Form SB-2
                 File No. 333-123015

Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Spongetech Delivery Systems, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday April 13, 2006, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                        Spongetech Delivery Systems, Inc.


                                        By: /s/ Michael L. Metter
                                            ---------------------------------
                                        Name:  Michael L. Metter
                                        Title: President and Chief Executive
                                               Officer